Exhibit 99.1

CVB Financial Corp.

701 North Haven Ave., Suite 350

Ontario, CA 91764

(909) 980-4030

Press Release
For Immediate Release
	Contact:	Christopher D. Myers
President and CEO
(909) 980-4030

CVB Financial Corp. Reports Strong Third Quarter Earnings for 2015

•	Net earnings were $27.9 million for the third quarter of 2015, or $0.26 per diluted share, the second highest quarter on record.

•	Total loans and leases, net of deferred fees and discounts, increased by $38.0 million for the quarter, or 1.00%.

•	Noninterest-bearing deposits increased by $54.4 million, or 1.67%, for the quarter and totaled $3.30 billion, or 55.46% of total deposits.

•	CVB Financial Corp. and County Commerce Bank announced a merger agreement.

Ontario, CA, October 21, 2015-CVB Financial Corp. (NASDAQ:CVBF) and its subsidiary, Citizens Business Bank (“the Company”), announced earnings for the quarter ended September 30, 2015.

CVB Financial Corp. reported net income of $27.9 million for the third quarter of 2015, compared with $24.3 million for the third quarter of 2014. This represents a year-over-year increase of $3.6 million, or 14.78%. Diluted earnings per share were $0.26 for the third quarter of 2015, compared to $0.23 for the same period last year.

On October 14, 2015, we announced that we have entered into a merger agreement with County Commerce Bank, pursuant to which County Commerce Bank will merge into Citizens Business Bank. County Commerce Bank is headquartered in Ventura County with four branch locations and total assets of approximately $250 million. This acquisition extends our geographic footprint northward into the central coast of California. We expect to close in the first quarter of 2016, subject to regulatory and County Commerce Bank shareholders’ approvals.

Chris Myers, President and CEO of Citizens Business Bank, commented, “We are pleased with our financial results for the third quarter of 2015. We experienced strong new business productivity for both loans and deposits but overall loan growth was slowed by higher prepayment volume. The low interest rate environment continued to put pressure on both profit margins and loan retention. However, strong loan recoveries and prepayment fees offset the margin pressure, resulting in solid earnings performance.” Myers continued, “This is a good economic environment for our bank to expand geographically and our announced acquisition of County Commerce Bank is an exciting strategic move into a new marketplace. County Commerce operates in a similar manner to our Bank and should be easily integrated after the transaction closes.”

Net income of $27.9 million for the third quarter of 2015 produced a return on beginning equity of 12.38%, a return on average equity of 12.11%, and a return on average assets of 1.45%. The efficiency ratio for the third quarter of 2015 was 44.05%, compared to 46.91% for the third quarter of 2014.

Net income totaled $70.5 million for the nine months ended September 30, 2015. This represented a decrease of $7.9 million, or 10.08%, when compared with net income of $78.4 million for the same period of 2014. The first quarter of 2015 included pre-tax debt termination expense of $13.9 million, related to the redemption of $200.0 million of fixed rate debt from the Federal Home Loan Bank (“FHLB”). Diluted earnings per share were $0.66 for the nine months ended September 30, 2015, compared to $0.74 for the same period of 2014. Net income for the nine months ended September 30, 2015 produced a return on beginning equity of 10.74%, a return on average equity of 10.42% and a return on average assets of 1.25%. The efficiency ratio for the nine months ended September 30, 2015 was 50.71%, compared to 47.04% for the nine months ended September 30, 2014. Excluding the impact of the debt termination expense, the efficiency ratio was 44.24%.

Total interest income and fees on loans for the third quarter of 2015 of $48.8 million increased $1.9 million, or 4.05%, from the third quarter of 2014. Total investment income of $18.2 million for the third quarter increased $483,000, or 2.73%, from 2014.

Noninterest income was $8.4 million for the third quarter of 2015, an increase of $68,000 from the second quarter of 2015 and a $404,000 increase from the third quarter of 2014. The year-over-year increase was due to a $479,000 net decrease in the FDIC loss sharing asset reflected in the third quarter of 2014.

Noninterest expense for the third quarter of 2015 was $32.7 million, compared with $31.5 million for the second quarter of 2015 and $32.5 million for the third quarter of 2014. The quarter-over-quarter increase of $1.2 million was primarily due to an increase in salaries and employee benefits due to growth and expansion efforts in Los Angeles, Ventura and Santa Barbara Counties. As a percentage of average assets, noninterest expense, excluding the impact of debt termination expense, was 1.71%, compared to 1.69% for the second quarter of 2015 and 1.75% for the third quarter of 2014.

Net Interest Income and Net Interest Margin

Net interest income, before provision for loan losses, was $65.9 million for the third quarter of 2015. This represented an increase of $3.2 million from $62.8 million for the second quarter of 2015 and an increase of $4.7 million from $61.2 million for the third quarter of 2014. Our net interest margin (tax equivalent) was 3.72% for the third quarter of 2015, compared to 3.65% for the second quarter of 2015 and 3.61% for the third quarter of 2014. Total average earning asset yields (TE) were 3.82% for the third quarter of 2015, compared to 3.74% for the second quarter of 2015 and 3.84% for the third quarter of 2014. Total cost of funds was 0.11% for the third quarter of 2015, compared to 0.11% for the second quarter of 2015 and 0.25% for the third quarter of 2014. During the third quarter of 2015, we had one non-performing commercial real estate loan that was paid in full resulting in a $2.8 million increase to interest income.

Income Taxes

Our effective tax rate for the nine months ended September 30, 2015 was 36.0% compared with 36.25% for 2014. Our estimated annual effective tax rate varies depending upon tax-advantaged income as well as available tax credits.

Assets

The Company reported total assets of $7.63 billion at September 30, 2015. This represents an increase of $248.5 million, or 3.37%, from total assets of $7.38 billion at December 31, 2014. Earning assets of $7.26 billion at September 30, 2015 increased $244.3 million, or 3.48%, when compared with $7.02 billion at December 31, 2014. The increase in earning assets was primarily due to a $197.2 million increase in interest-earning balances due from the Federal Reserve and a $43.7 million increase in total investment securities.

Total assets of $7.63 billion at September 30, 2015 increased $203.6 million, or 2.74%, from total assets of $7.42 billion at September 30, 2014. Earning assets totaled $7.26 billion at September 30, 2015, an increase of $217.6 million, or 3.09%, when compared with earning assets of $7.05 billion at September 30, 2014. The increase in earning assets was primarily due to a $115.9 million increase in total loans, a $73.8 million increase in interest-earning balances due from the Federal Reserve and a $20.7 million increase in total investment securities.

Investment Securities

Total investment securities were $3.18 billion at September 30, 2015, an increase of $43.7 million from $3.14 billion at December 31, 2014 and an increase of $20.7 million from $3.16 billion at September 30, 2014.

During the third quarter of 2015, we transferred $886 million of investment securities from our available-for-sale security portfolio to held-to-maturity. These securities were transferred at fair value at the date of transfer. The unrealized holding gain or loss at the date of transfer will continue to be reported in accumulated other comprehensive income, but shall be amortized over the remaining life of the security as a yield adjustment. At September 30, 2015, investment securities held-to-maturity totaled $869.7 million. After-tax unrealized gain on our investment securities held-to-maturity (“HTM”) was $3.7 million at September 30, 2015.

At September 30, 2015, investment securities available-for-sale (“AFS”) totaled $2.31 billion, inclusive of a pre-tax unrealized gain of $53.2 million.

Combined, the AFS and HTM investments in mortgage backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”) totaled $2.34 billion at September 30, 2015, compared to $2.22 billion at December 31, 2014 and $2.24 billion at September 30, 2014. Virtually all of our MBS and CMOs are issued by Freddie Mac or Fannie Mae, which have the implied guarantee of the U.S. Government. We have one private-label mortgage-backed security that has impairment. This Alt-A bond, with a carrying value of $1.3 million as of September 30, 2015, has had $1.9 million in net other-than-temporary impairment (“OTTI”) loss to date since it was purchased in early 2008. No additional OTTI impairment was recorded for the quarter ended September 30, 2015.

Our combined AFS and HTM municipal securities totaled $519.0 million as of September 30, 2015. These securities are located in 28 states with $20.7 million, or 3.98%, within the state of California. Our largest concentrations of holdings are located in Michigan at 12.86%, Minnesota at 12.18%, New Jersey at 9.13%, Texas at 8.70%, and Illinois at 8.05%. All municipal bond securities are performing.

In the third quarter of 2015, we purchased $170.0 million of MBS available-for-sale with an average yield of approximately 2.17%. Our new purchases of MBS have an average duration of approximately four years. We also purchased $2.7 million in municipal securities with an average tax-equivalent yield of approximately 3.64%.

Loans

Total loans and leases, net of deferred fees and discounts, increased $38.0 million, or 1.00%, from June 30, 2015. The quarter-over-quarter increase was principally due to increases of approximately $28.9 million in dairy & livestock and agribusiness loans, $10.7 million in construction loans, and $7.2 million in SFR mortgage loans. The overall increase in loans and leases was partially offset by decreases of $6.5 million in commercial real estate loans, $4.5 million in SBA loans, and $4.2 million in consumer loans.

Total loans and leases, net of deferred fees and discounts, of $3.82 billion at September 30, 2015 increased $5.1 million, or 0.13%, from December 31, 2014. The increase in loans was principally due to approximately $59.5 million in commercial real estate loans, $17.2 million in commercial and industrial loans, and $16.6 million in SFR mortgage loans. The overall increase in loans and leases was offset by decreases of $70.9 million in dairy & livestock and agribusiness loans, which were seasonally high at year-end, as customary, and $18.8 million in SBA loans.

Total loans and leases, net of deferred fees and discounts, of $3.82 billion at September 30, 2015, increased by $115.9 million, or 3.13%, from $3.71 billion at September 30, 2014.

Deposits & Customer Repurchase Agreements

Deposits of $5.96 billion and customer repurchase agreements of $610.2 million totaled $6.57 billion at September 30, 2015. This represents an increase of $401.4 million, or 6.51%, when compared with total deposits and customer repurchase agreements of $6.17 billion at December 31, 2014. Deposits and customer repurchase agreements increased by $281.5 million, or 4.48%, when compared with $6.29 billion in total deposits and customer repurchase agreements reported at September 30, 2014.

Noninterest-bearing deposits were $3.30 billion at September 30, 2015, an increase of $438.6 million, or 15.30%, compared to $2.87 billion at December 31, 2014 and an increase of $267.9 million, or 8.82%, when compared to September 30, 2014. At September 30, 2015, noninterest-bearing deposits were 55.46% of total deposits, compared to 51.14% at December 31, 2014 and 52.73% at September 30, 2014.

Our average cost of total deposits was 0.09% for the quarter ended September 30, 2015, compared to 0.09% for the same period last year. Our cost of total deposits including customer repurchase agreements was 0.10% for the quarter ended September 30, 2015, compared to 0.10% for the same period last year.

FHLB Advance, Other Borrowings and Debentures

On February 23, 2015 we repaid our last remaining FHLB advance which carried a fixed rate of 4.52%.

At September 30, 2015, we had no short-term borrowings, compared to $46.0 million at December 31, 2014 and zero at September 30, 2014.

At September 30, 2015, we had $25.8 million of junior subordinated debentures, unchanged from December 31, 2014 and September 30, 2014.

Asset Quality

The allowance for loan losses totaled $59.1 million at September 30, 2015, compared to $59.6 million at June 30, 2015 and $59.8 million at December 31, 2014. The allowance for loan losses was reduced by $2.5 million in the third quarter of 2015, offset by net recoveries of $2.1 million. The allowance for loan losses was 1.55%, 1.57%, 1.63%, 1.57% and 1.67% of total loans and leases outstanding, at September 30, 2015, June 30, 2015, March 31, 2015, December 31, 2014, and September 30, 2014, respectively.

Nonperforming loans, defined as nonaccrual loans and nonperforming troubled debt restructured loans (“TDR”) were $23.6 million at September 30, 2015, or 0.62% of total loans. This compares to nonperforming loans of $22.2 million, or 0.59% of total loans, at June 30, 2015 and $32.2 million, or 0.84% of total loans, at December 31, 2014. The $23.6 million in nonperforming loans at September 30, 2015 are summarized as follows: $16.7 million in commercial real estate loans, $2.8 million in SFR mortgage loans, $2.6 million in SBA loans, $1.1 million in commercial and industrial loans, and $489,000 in consumer and other loans. The $1.4 million increase in nonperforming loans quarter-over-quarter was primarily due to a $1.7 million increase in nonperforming commercial real estate loans, partially offset by a $622,000 million decrease in nonperforming SFR mortgage loans.

We had $7.0 million in Other Real Estate Owned (“OREO”) at September 30, 2015, compared to $5.6 million at December 31, 2014 and $6.2 million at September 30, 2014. As of September 30, 2015, we had five OREO properties compared with four OREO properties at December 31, 2014 and five OREO properties at September 30, 2014. During the first nine months of 2015, we added five OREO properties with a carrying value of $3.6 million and sold four OREO properties with a carrying value of $2.2 million, realizing a net gain on sale of approximately $303,000.

At September 30, 2015, we had loans delinquent 30 to 89 days of $318,000. This compares to $1.7 million at December 31, 2014 and $688,000 at September 30, 2014. As a percentage of total loans, delinquencies, excluding nonaccruals, were 0.01% at September 30, 2015, 0.04% at December 31, 2014 and 0.02% at September 30, 2014.

At September 30, 2015, we had $45.2 million in performing TDR loans, compared to $45.2 million in performing TDR loans at June 30, 2015 and $53.9 million in performing TDR loans at December 31, 2014. In terms of the number of loans, we had 32 performing TDR loans at September 30, 2015 compared to 33 performing TDR loans at June 30, 2015 and 36 performing TDR loans at December 31, 2014.

Nonperforming assets, defined as nonaccrual loans plus other real estate owned, totaled $30.6 million at September 30, 2015, $37.8 million at December 31, 2014, and $43.3 million at September 30, 2014.

Classified loans are loans that are graded “substandard” or worse. At September 30, 2015, classified loans totaled $85.6 million, compared to $118.3 million at June 30, 2015. Classified loans totaled $160.7 million at December 31, 2014 and $147.2 million at September 30, 2014. During the third quarter of 2015, approximately $22.6 million of our classified commercial real estate loans were upgraded.

CitizensTrust

As of September 30, 2015, CitizensTrust had approximately $2.35 billion in assets under management and administration, including $1.82 billion in assets under management. Revenues were $2.3 million for the third quarter of 2015 and $6.6 million for the first nine months of 2015, compared to $2.0 million and $6.1 million, respectively, for the same periods of 2014. CitizensTrust provides trust, investment and brokerage related services, as well as financial, estate and business succession planning.

Corporate Overview

CVB Financial Corp. is the holding company for Citizens Business Bank. The Bank is the largest financial institution headquartered in the Inland Empire region of Southern California with assets of approximately $7.63 billion. Citizens Business Bank serves 43 cities with 40 Business Financial Centers, seven Commercial Banking Centers, and three trust office locations serving the Inland Empire, Los Angeles County, Orange County, San Diego County, Ventura County, and the Central Valley areas of California.

Shares of CVB Financial Corp. common stock are listed on the NASDAQ under the ticker symbol “CVBF.” For investor information on CVB Financial Corp., visit our Citizens Business Bank website at www.cbbank.com and click on the “Investors” tab.

Conference Call

Management will hold a conference call at 7:30 a.m. Pacific time/10:30 a.m. Eastern time on Thursday, October 22, 2015 to discuss the Company’s third quarter 2015 financial results.

To listen to the conference call, please dial (877) 506-3368. A taped replay will be made available approximately one hour after the conclusion of the call and will remain available through November 6, 2015 at 6:00 a.m. Pacific time/9:00 a.m. Eastern time. To access the replay, please dial (877) 344-7529, passcode 10073100.

The conference call will also be simultaneously webcast over the Internet; please visit our Citizens Business Bank website at www.cbbank.com and click on the “Investors” tab to access the call from the site. Please access the website 15 minutes prior to the call to download any necessary audio software. This webcast will be recorded and available for replay on the Company’s website approximately two hours after the conclusion of the conference call, and will be available on the website for approximately 12 months.

Disclosure

This press release contains certain non-GAAP financial disclosures for tangible common equity, earnings before income taxes, which we refer to as “pre-tax earnings”, and net interest income and net interest margin adjusted for discount accretion on Purchase Credit Impaired (“PCI”) loans. The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company’s operational performance and to enhance investors’ overall understanding of such financial performance. Please refer to the tables at the end of this release for a presentation of performance ratios in accordance with GAAP and a reconciliation of the non-GAAP financial measures to the GAAP financial measures.

Safe Harbor

Certain matters set forth herein (including the exhibits hereto) constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements relating to the Company’s current business plans and expectations and our future financial position and operating results. These forward-looking statements are subject to risks and uncertainties that could cause actual results, performance and/or achievements to differ materially from those projected. These risks and uncertainties include, but are not limited to, local, regional, national and international economic and market conditions and events and the impact they may have on us, our customers and our assets and liabilities; our ability to attract deposits and other sources of funding or liquidity; supply and demand for real estate and periodic deterioration in real estate prices and/or values in California or other states where we lend, including both residential and commercial real estate; a prolonged slowdown or decline in real estate construction or sales activity; changes in the financial performance and/or condition of our borrowers or key vendors or counterparties; changes in the levels of nonperforming assets, allowance for loan losses and charge-offs; the costs or effects of acquisitions or dispositions we may make, whether we are able to obtain any required governmental approvals in connection with any such acquisitions or dispositions, and/or our ability to realize the contemplated financial or business benefits associated with any such acquisitions or dispositions; the effect of changes in laws, regulations and applicable judicial decisions (including laws, regulations and judicial decisions concerning financial reforms, taxes, banking capital levels, securities and securities trading and hedging, employment, executive compensation, insurance, vendor management and information security) with which we and our subsidiaries must comply or believe we should comply; changes in estimates of future reserve requirements and minimum capital requirements based upon the periodic review thereof under relevant regulatory and accounting requirements, including changes in the Basel Committee framework establishing capital standards for credit, operations and market risk; inflation, interest rate, securities market and monetary fluctuations; changes in government interest rates or monetary policies; changes in the amount and availability of deposit insurance; cyber-security threats, including loss of system functionality or theft or loss of Company or customer data or money; political instability; acts of war or terrorism, or natural disasters, such as earthquakes, drought, or the effects of pandemic diseases; the timely development and acceptance of new banking products and services and the perceived overall value of these products and services by customers and potential customers; the Company’s relationships with and reliance upon vendors with respect to the operation of certain of the Company key internal and external systems and applications; changes in consumer spending, borrowing and savings preferences or habits; technological changes and the expanding use of technology in banking (including the adoption of mobile banking applications); the ability to retain and increase market share, retain and grow customers and control expenses; changes in the competitive environment among financial and bank holding companies, banks and other financial service providers; continued volatility in the credit and equity markets and its effect on the general economy or local or regional business conditions; fluctuations in the price of the Company’s common stock or other securities; the effect of changes in accounting policies and practices, as may be adopted from time-to-time by the regulatory agencies, as well as by the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard-setters; changes in our organization, management, compensation and benefit plans, and our ability to retain or expand our management team and/or our board of directors; the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of legal proceedings (such as consumer or employee class action litigation), regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; our ongoing relations with our various federal and state regulators, including the SEC, FDIC and California DBO; our success at managing the risks involved in the foregoing items and all other factors set forth in the Company’s public reports including its Annual Report on Form 10-K for the year ended December 31, 2014, and particularly the discussion of risk factors within that document. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements except as required by law. Any statements about future operating results, such as those concerning accretion and dilution to the Company’s earnings or shareholders, are for illustrative purposes only, are not forecasts, and actual results may differ.

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CVB FINANCIAL CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Dollars in thousands)

	September 30, 2015	December 31, 2014	September 30, 2014
Assets
Cash and due from banks	$100,334	$95,030	$106,002
Interest-earning balances due from Federal Reserve	207,893	10,738	134,054

Total cash and cash equivalents	308,227	105,768	240,056

Interest-earning balances due from depository institutions	33,189	27,118	18,314
Investment securities available-for-sale	2,312,721	3,137,158	3,160,056
Investment securities held-to-maturity	869,650	1,528	1,598
Investment in stock of Federal Home Loan Bank (FHLB)	17,588	25,338	25,338
Loans and lease finance receivables	3,822,171	3,817,067	3,706,236
Allowance for loan losses	(59,149)	(59,825)	(59,582)

Net loans and lease finance receivables	3,763,022	3,757,242	3,646,654

Premises and equipment, net	31,797	33,591	34,609
Bank owned life insurance	130,076	126,927	126,369
Intangibles	2,487	3,214	3,570
Goodwill	74,244	74,244	74,244
Other assets	83,461	85,792	92,041

Total assets	$7,626,462	$7,377,920	$7,422,849

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$3,304,967	$2,866,365	$3,037,103
Investment checking	339,932	346,230	344,936
Savings and money market	1,600,382	1,615,856	1,648,127
Time deposits	714,191	776,207	729,127

Total deposits	5,959,472	5,604,658	5,759,293
Customer repurchase agreements	610,174	563,627	528,824
FHLB advances	—	199,479	199,410
Other borrowings	—	46,000	—
Junior subordinated debentures	25,774	25,774	25,774
Payable for securities purchased	42,317	—	643
Other liabilities	67,998	60,273	59,674

Total liabilities	6,705,735	6,499,811	6,573,618

Stockholders’ Equity
Stockholders’ equity	886,174	847,034	831,143
Accumulated other comprehensive income, net of tax	34,553	31,075	18,088

Total stockholders’ equity	920,727	878,109	849,231

Total liabilities and stockholders’ equity	$7,626,462	$7,377,920	$7,422,849

CVB FINANCIAL CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED AVERAGE BALANCE SHEETS

(Unaudited)

(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Assets
Cash and due from banks	$105,254	$100,570	$103,007	$98,978
Interest-earning balances due from Federal Reserve	261,410	186,564	261,592	199,576

Total cash and cash equivalents	366,664	287,134	364,599	298,554

Interest-earning balances due from depository institutions	33,862	28,796	28,351	57,799
Investment securities available-for-sale	2,556,464	3,065,572	2,879,817	2,850,605
Investment securities held-to-maturity	563,020	1,606	190,696	1,673
Investment in stock of Federal Home Loan Bank (FHLB)	17,588	26,141	21,477	28,024
Loans held-for-sale	—	—	—	121
Loans and lease finance receivables	3,786,860	3,670,951	3,750,516	3,550,348
Allowance for loan losses	(61,163)	(61,280)	(60,790)	(68,567)

Net loans and lease finance receivables	3,725,697	3,609,671	3,689,726	3,481,781

Premises and equipment, net	31,943	35,931	32,553	34,228
Bank owned life insurance	129,810	125,593	128,535	124,351
Intangibles	2,565	2,889	2,793	2,581
Goodwill	74,244	74,756	74,244	65,108
Other assets	113,740	113,435	105,379	117,218

Total assets	$7,615,597	$7,371,524	$7,518,170	$7,062,043

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$3,225,175	$2,915,293	$3,106,307	$2,749,165
Interest-bearing	2,727,772	2,723,282	2,743,870	2,549,029

Total deposits	5,952,947	5,638,575	5,850,177	5,298,194
Customer repurchase agreements	639,662	576,119	620,917	642,405
FHLB advances	—	199,385	39,463	199,317
Other borrowings	—	—	198	1,723
Junior subordinated debentures	25,774	25,774	25,774	25,774
Payable for securities purchased	28,505	22,656	22,626	20,770
Other liabilities	55,338	53,367	54,061	52,382

Total liabilities	6,702,226	6,515,876	6,613,216	6,240,565

Stockholders’ Equity
Stockholders’ equity	887,144	831,656	871,621	814,665
Accumulated other comprehensive income, net of tax	26,227	23,992	33,333	6,813

Total stockholders’ equity	913,371	855,648	904,954	821,478

Total liabilities and stockholders’ equity	$7,615,597	$7,371,524	$7,518,170	$7,062,043

CVB FINANCIAL CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Interest income:
Loans and leases, including fees	$48,822	$46,923	$139,686	$135,137
Investment securities:
Investment securities available-for-sale	14,734	17,647	50,171	49,991
Investment securities held-to-maturity	3,436	40	3,510	125

Total investment income	18,170	17,687	53,681	50,116
Dividends from FHLB stock	509	518	2,392	1,648
Federal funds sold and interest-earning deposits with other institutions	230	167	667	672

Total interest income	67,731	65,295	196,426	187,573

Interest expense:
Deposits	1,333	1,228	3,933	3,636
Borrowings and junior subordinated debentures	481	2,829	2,809	8,598

Total interest expense	1,814	4,057	6,742	12,234

Net interest income before recapture of provision for loan losses	65,917	61,238	189,684	175,339
Recapture of provision for loan losses	(2,500)	(1,000)	(4,500)	(16,100)

Net interest income after recapture of provision for loan losses	68,417	62,238	194,184	191,439

Noninterest income:
Service charges on deposit accounts	3,930	4,065	11,843	11,798
Trust and investment services	2,275	2,045	6,607	6,103
Gain on sale of loans held-for-sale	—	—	—	5,330
Decrease in FDIC loss sharing asset, net	—	(479)	(803)	(3,653)
Gain on OREO, net	158	127	414	262
Other	2,050	2,251	6,708	6,717

Total noninterest income	8,413	8,009	24,769	26,557

Noninterest expense:
Salaries and employee benefits	20,395	19,366	59,338	57,170
Occupancy and equipment	3,853	4,147	11,218	11,548
Professional services	1,937	2,080	4,617	5,090
Amortization of intangible assets	220	466	727	781
Recapture of provision for unfunded loan commitments	—	(1,250)	(500)	(1,250)
Debt termination expense	—	—	13,870	—
OREO expense	28	102	363	240
Acquisition related expenses	75	640	75	1,932
Other	6,234	6,930	19,039	19,451

Total noninterest expense	32,742	32,481	108,747	94,962

Earnings before income taxes	44,088	37,766	110,206	123,034
Income taxes	16,202	13,471	39,674	44,594

Net earnings	$27,886	$24,295	$70,532	$78,440

Basic earnings per common share	$0.26	$0.23	$0.66	$0.74

Diluted earnings per common share	$0.26	$0.23	$0.66	$0.74

Cash dividends declared per common share	$0.12	$0.10	$0.36	$0.30

CVB FINANCIAL CORP. AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Interest income—(tax-equivalent) (TE)	$69,429	$67,220	$201,707	$193,334
Interest expense	1,814	4,057	6,742	12,234

Net interest income—(TE)	$67,615	$63,163	$194,965	$181,100

Return on average assets, annualized	1.45%	1.31%	1.25%	1.49%
Return on average equity, annualized	12.11%	11.26%	10.42%	12.77%
Efficiency ratio [1]	44.05%	46.91%	50.71%	47.04%
Efficiency ratio excluding debt termination [1] [2]	44.05%	46.91%	44.24%	47.04%
Noninterest expense to average assets, annualized	1.71%	1.75%	1.93%	1.80%
Noninterest expense to average assets, excluding debt termination expense [2]	1.71%	1.75%	1.69%	1.80%
Yield on average earning assets (TE)	3.82%	3.84%	3.78%	3.87%
Yield on average earning assets (TE) excluding discount on PCI loans	3.77%	3.76%	3.72%	3.78%
Cost of deposits	0.09%	0.09%	0.09%	0.09%
Cost of deposits and customer repurchase agreements	0.10%	0.10%	0.10%	0.11%
Cost of funds	0.11%	0.25%	0.14%	0.26%
Net interest margin (TE)	3.72%	3.61%	3.65%	3.63%
Net interest margin (TE) excluding discount on PCI loans	3.67%	3.53%	3.60%	3.53%

[1] Noninterest expense divided by net interest income before provision for loan losses plus noninterest income.
[2] See Non-GAAP table for efficiency ratio and noninterest expense reconciliation.

Weighted average shares outstanding
Basic	105,782,905	104,874,596	105,672,082	105,218,139
Diluted	106,280,533	105,405,972	106,139,116	105,760,037
Dividends declared	$12,774	$10,581	$38,274	$31,769
Dividend payout ratio [3]	45.81%	43.55%	54.26%	40.50%

[3] Dividends declared on common stock divided by net earnings.

Number of shares outstanding—(end of period)	106,355,098	105,796,853
Book value per share	$8.66	$8.03
Tangible book value per share	$7.94	$7.29

	September 30,
	2015	2014
Nonperforming assets:
Nonaccrual loans	$8,500	$14,444
Loans past due 90 days or more and still accruing interest	—	—
Troubled debt restructured loans (nonperforming)	15,148	22,606
Other real estate owned (OREO), net	7,003	6,225

Total nonperforming assets	$30,651	$43,275

Troubled debt restructured performing loans	$45,213	$55,608

Percentage of nonperforming assets to total loans outstanding and OREO	0.80%	1.21%
Percentage of nonperforming assets to total assets	0.40%	0.58%
Allowance for loan losses to nonperforming assets	192.98%	137.68%

	Nine Months Ended September 30,
	2015	2014
Allowance for loan losses:
Beginning balance	$59,825	$75,235
Total charge-offs	(778)	(1,995)
Total recoveries on loans previously charged-off	4,602	2,442

Net recoveries	3,824	447
Recapture of provision for loan losses	(4,500)	(16,100)

Allowance for loan losses at end of period	$59,149	$59,582

Net recoveries to average loans	0.10%	0.01%

CVB FINANCIAL CORP. AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands, except per share amounts)

Quarterly Common Stock Price

	2015		2014		2013
	High	Low	High	Low	High	Low
Quarter End
March 31,	$16.21	$14.53	$17.08	$14.23	$12.30	$10.42
June 30,	$18.11	$15.45	$16.42	$13.77	$11.99	$10.29
September 30,	$18.37	$15.30	$16.50	$14.35	$13.77	$11.65
December 31,	—	—	$16.47	$13.35	$17.48	$13.28

Quarterly Consolidated Statements of Earnings

	3Q 2015	2Q 2015	1Q 2015	4Q 2014	3Q 2014
Interest income
Loans, including fees	$48,822	$45,322	$45,542	$46,482	$46,923
Investment securities and other	18,909	19,193	18,638	18,848	18,372

Total interest income	67,731	64,515	64,180	65,330	65,295

Interest expense
Deposits	1,333	1,307	1,293	1,341	1,228
Other borrowings	481	450	1,878	2,814	2,829

Total interest expense	1,814	1,757	3,171	4,155	4,057

Net interest income before recapture of provision for loan losses	65,917	62,758	61,009	61,175	61,238
Recapture of provision for loan losses	(2,500)	(2,000)	—	—	(1,000)

Net interest income after recapture of provision for loan losses	68,417	64,758	61,009	61,175	62,238

Noninterest income	8,413	8,345	8,011	9,855	8,009
Noninterest expense	32,742	31,533	44,472	31,267	32,481

Earnings before income taxes	44,088	41,570	24,548	39,763	37,766
Income taxes	16,202	14,757	8,715	14,182	13,471

Net earnings	$27,886	$26,813	$15,833	$25,581	$24,295

Basic earning per common share	$0.26	$0.25	$0.15	$0.24	$0.23
Diluted earnings per common share	$0.26	$0.25	$0.15	$0.24	$0.23
Cash dividends declared per common share	$0.120	$0.120	$0.120	$0.100	$0.100
Cash dividends declared	$12,774	$12,758	$12,742	$10,587	$10,581

CVB FINANCIAL CORP. AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands)

Loan Portfolio by Type

	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014
Commercial and industrial	$421,771	$419,733	$417,588	$404,616	$396,214
SBA	116,540	121,006	127,458	135,375	134,307
Real estate:
Commercial real estate	2,656,650	2,663,111	2,601,628	2,597,153	2,582,769
Construction	57,578	46,927	55,346	55,173	67,229
SFR mortgage	221,894	214,706	205,329	205,329	193,416
Dairy & livestock and agribusiness	213,193	184,260	173,771	284,063	196,200
Municipal lease finance receivables	75,839	74,691	76,220	77,834	80,013
Consumer and other loans	72,096	73,993	73,746	73,220	73,203

Gross loans	3,835,561	3,798,427	3,731,086	3,832,763	3,723,351
Less:
Purchase accounting discount on PCI loans	(4,754)	(5,680)	(6,612)	(7,129)	(8,253)
Deferred loan fees, net	(8,636)	(8,528)	(8,451)	(8,567)	(8,862)
Allowance for loan losses	(59,149)	(59,554)	(60,709)	(59,825)	(59,582)

Net loans	$3,763,022	$3,724,665	$3,655,314	$3,757,242	$3,646,654

CVB FINANCIAL CORP. AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands)

Nonperforming Assets and Delinquency Trends

	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Nonperforming loans:
Commercial and industrial	$1,051	$903	$952	$2,308	$3,423
SBA	2,634	2,456	2,463	2,481	3,243
Real estate:
Commercial real estate	16,696	14,967	16,787	23,318	14,795
Construction	—	—	—	—	9,666
SFR mortgage	2,778	3,400	2,233	3,240	3,999
Dairy & livestock and agribusiness	—	—	103	103	1,463
Consumer and other loans	489	498	463	736	461

Total	$23,648	$22,224	$23,001	$32,186	$37,050

% of Total gross loans	0.62%	0.59%	0.62%	0.84%	1.04%
Past due 30-89 days:
Commercial and industrial	$—	$246	$112	$978	$673
SBA	—	—	—	75	—
Real estate:
Commercial real estate	266	1,333	35	122	—
Construction	—	—	—	—	—
SFR mortgage	—	355	1,613	425	—
Dairy & livestock and agribusiness	—	—	—	—	—
Consumer and other loans	52	2	139	81	15

Total	$318	$1,936	$1,899	$1,681	$688

% of Total gross loans	0.01%	0.05%	0.05%	0.04%	0.02%
OREO:
Commercial and industrial	$—	$—	$736	$736	$1,254
Real estate:
Commercial real estate	2,135	2,967	1,518	—	70
Construction	4,868	4,868	4,868	4,901	4,901

Total	$7,003	$7,835	$7,122	$5,637	$6,225

Total nonperforming, past due, and OREO	$30,969	$31,995	$32,022	$39,504	$43,963

% of Total gross loans	0.81%	0.85%	0.86%	1.03%	1.23%

Net Interest Income and Net Interest Margin Reconciliations (Non-GAAP)

We use certain non-GAAP financial measures to provide supplemental information regarding our performance. Net interest income for the three months ended September 30, 2015 and 2014 include a yield adjustment of $1.0 and $1.4 million, respectively. Net interest income for the nine months ended September 30, 2015, and 2014 include a yield adjustment of $3.0 million, and $4.5 million, respectively. These yield adjustments relate to discount accretion on Purchase Credit Impaired (“PCI”) loans, and are reflected in the Company’s net interest margin. We believe that presenting net interest income and the net interest margin excluding these yield adjustments provides additional clarity to the users of financial statements regarding core net interest income and net interest margin.

	Three Months Ended September 30,
	2015			2014
	(Dollars in thousands)
	Average Balance	Interest	Yield	Average Balance	Interest	Yield
Total interest-earning assets (TE)	$7,219,204	$69,429	3.82%	$6,979,630	$67,220	3.84%
Discount on acquired PCI loans	5,467	(998)		9,137	(1,372)

Total interest-earning assets, excluding PCI loan discount and yield adjustment	$7,224,671	$68,431	3.77%	$6,988,767	$65,848	3.76%

Net interest income and net interest margin (TE)		$67,615	3.72%		$63,163	3.61%
Yield adjustment to interest income from discount accretion on acquired PCI loans		(998)			(1,372)

Net interest income and net interest margin (TE), excluding yield adjustment		$66,617	3.67%		$61,791	3.53%

	Nine Months Ended September 30,
	2015			2014
	(Dollars in thousands)
	Average Balance	Interest	Yield	Average Balance	Interest	Yield
Total interest-earning assets (TE)	$7,132,449	$201,707	3.78%	$6,688,146	$193,334	3.87%
Discount on acquired PCI loans	6,330	(3,010)		10,865	(4,546)

Total interest-earning assets, excluding PCI loan discount and yield adjustment	$7,138,779	$198,697	3.72%	$6,699,011	$188,788	3.78%

Net interest income and net interest margin (TE)		$194,965	3.65%		$181,100	3.63%
Yield adjustment to interest income from discount accretion on acquired PCI loans		(3,010)			(4,546)

Net interest income and net interest margin (TE), excluding yield adjustment		$191,955	3.60%		$176,554	3.53%

Tangible book value reconciliations (Non-GAAP)

The tangible book value per share is a Non-GAAP disclosure. The Company uses certain non-GAAP financial measures to provide supplemental information regarding the Company’s performance. The following is a reconciliation of tangible book value to the Company stockholders’ equity computed in accordance with GAAP, as well as a calculation of tangible book value per share as of September 30, 2015 and 2014.

	September 30,
	2015	2014
	(Dollars in thousands, except per share amounts)
Stockholders’ equity	$920,727	$849,231
Less: Goodwill	(74,244)	(74,244)
Less: Intangible assets	(2,487)	(3,570)

Tangible book value	$843,996	$771,417
Common shares issued and outstanding	106,355,098	105,796,853

Tangible book value per share	$7.94	$7.29

Noninterest Expense and Efficiency Ratio Reconciliation (Non-GAAP)

We use certain non-GAAP financial measures to provide supplemental information regarding our performance. Noninterest expense for the nine months ended September 30, 2015, includes debt termination expense of $13.9 million. We believe that presenting the efficiency ratio, and the ratio of noninterest expense to average assets, excluding the impact of debt termination expense, provides additional clarity to the users of financial statements regarding core financial performance. The Company did not incur debt termination expense during the nine months ended September 30, 2014.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(Dollars in thousands)
Net interest income	$65,917	$61,238	$189,684	$175,339
Noninterest income	8,413	8,009	24,769	26,557
Noninterest expense	32,742	32,481	108,747	94,962
Less: debt termination expense	—	—	(13,870)	—

Adjusted noninterest expense	$32,742	$32,481	$94,877	$94,962
Efficiency ratio	44.05%	46.91%	50.71%	47.04%
Adjusted efficiency ratio	44.05%	46.91%	44.24%	47.04%
Adjusted noninterest expense	$32,742	$32,481	$94,877	$94,962
Average assets	$7,615,597	$7,371,524	$7,518,170	$7,062,043
Adjusted noninterest expense to average assets [1]	1.71%	1.75%	1.69%	1.80%

[1]	Annualized